PRESS RELEASE

CHELSEA OIL AND GAS LTD.

Chelsea Announces Filing of 2015 Annual Information Form and Reserves Information

FOR IMMEDIATE RELEASE

CALGARY, AB, March 31, 2016 – Chelsea Oil and Gas Ltd. (“Chelsea” or the “Company”) announces filing of its December 31, 2015 Annual Information Form (“AIF”) on the SEDAR website at www.sedar.com. The AIF incudes the reserves data and other oil and gas information for the year ended December 31, 2015 in accordance with National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities.

For further information contact:

Chelsea Oil & Gas Ltd.
+1 (403) 457 1959
info@chelseaoilandgas.com
www.chelseaoilandgas.com